Exhibit 99.1

Merus Labs Announces Filing of Audited June 30, 2015 Financial Statements

TORONTO, Oct. 21, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI], announced today that it has filed on SEDAR the audited financial statements of the Company for the nine months ended June 30, 2015 (the "Audited June 30, 2015 Financial Statements").  The filing follows the completion of a review by the Ontario Securities Commission (the "OSC") in connection with the previously announced filing of the Company's base shelf prospectus.  The OSC concluded that the Company's acquisition of the intellectual property rights to market, distribute and sell the Sintrom product in certain European countries in September 2014 from Novartis triggered the requirement under National Instrument NI 51-102 "Continuous Disclosure Obligations" to file a business acquisition report including financial statements relating to the Sintrom product.  In order to provide investors with audited information for Sintrom, and in lieu of a business acquisition report, the Company has prepared and filed audited consolidated financial statements of the Company for the nine months ended June 30, 2015 which incorporates nine months of audited financial information for Sintrom.  The completion of the audit did not result in any change to the financial results of the Company for the three and nine months ended June 30, 2015 reported in the earnings release of the Company issued on August 10, 2015.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact investor relations at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 19:30e 21-OCT-15